(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Yak Communications Inc.
Full Name of Registrant

300 Consilium Place, Suite 500
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M1H 3G2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company, on January 24, 2005, appointed Deloitte & Touche LLP (“Deloitte”) as its new independent auditors. In their field work in connection with the Form 10-Q that is the subject of this Form 12b-25 and in connection with their review of the Company’s historical financial statements, Deloitte and the Company have identified two transactions with respect to which the accounting treatment used by the Company possibly was incorrect.

If it ultimately is determined that the prior accounting treatments were incorrect and different accounting treatments are appropriate, a restatement of certain prior periods may be required. The accounting treatments being reviewed do not involve any fraud or wrongdoing by the Company. Because the possible accounting issues involve non-cash items, any corrective action will have no effect on the cash flows of the Company.

Deloitte is reviewing this matter with the Company’s prior independent auditors. Since the work required to review this matter was not able to be completed prior to February 14, 2005, the Company was and continues to be unable to timely complete and file its quarterly report on Form 10-Q for the second quarter of fiscal 2005. The Audit Committee is working with the Company’s independent auditors and expects to resolve the matter before the end of the week.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis J. Olle	305	460-1000
(Name)	(Area Code)	(Telephone Number)

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has made progress in quantifying and recording the magnitude and effect of a restatement should it be necessary, the ongoing review activities of the Company’s predecessor and current auditors prevents the Company at this time from providing any reasonable estimate of any significant changes in results of operations.

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YAK COMMUNICATIONS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 15, 2005	By:	/s/ Charles Zwebner
Charles Zwebner, President and Chief Executive Officer

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